INVESTMENT RESEARCH AND CLIENT
SERVICES AGREEMENT


THIS INVESTMENT RESEARCH AND CLIENT
SERVICES AGREEMENT  (the  Agreement) is
entered into as of the 1st day of November, 2007, or upon satisfaction of all conditions precedent set forth in Section 4, whichever date is later, by and between Southeastern Asset Management, Inc., a
Tennessee corporation, having its office at 6410
Poplar Avenue Suite 900, Memphis, Tennessee
38119 (hereinafter referred to as Southeastern) and Southeastern Asset Management International
(UK) Ltd., having its office at 37 Upper Brook Street,
London, W1K7QL (hereinafter referred to as SAMI)

PREAMBLE

WHEREAS, Southeastern is an investment adviser registered with the United States Securities and Exchange Commission (SEC) under the
Investment Advisers Act of 1940 and provides investment management services to various institutional clients around the world, including but not limited to the three series of Longleaf Partners
Funds Trust (Longleaf), an open-end management investment company registered with the SEC under the Investment Company Act of 1940 (the 40 Act); and

WHEREAS, Southeastern intends to retain full investment discretion and responsibility for the management of its clients portfolios; and

WHEREAS, Southeastern has formed SAMI for the purpose of assisting Southeastern in its research of non-US companies and servicing certain of its clients and potential clients; and

WHEREAS, SAMI wishes to provide to
Southeastern the investment research services and client services described below, and its personnel have sufficient resources and experience to provide these services to Southeastern; and

WHEREAS, SAMI will be providing services from its offices in London, and intends to comply with all applicable requirements of the UK Financial Services
Authority (FSA) and SEC, and intends to obtain and maintain registration with both the FSA and SEC, as its activities may require;

NOW, THEREFORE, in consideration of the
mutual covenants, promises, representations and warranties set forth herein, the parties agree as follows:

SECTION 1 	SERVICES PROVIDED

A.	INVESTMENT RESEARCH EXCLUSIVELY
 FOR SOUTHEASTERN. SAMI shall provide to Southeastern such investment research as Southeastern shall request from time to time. The research shall be primarily focused on non-US issuers in markets worldwide, and SAMI shall provide such factual information, research reports and investment recommendations as Southeastern may require.
Such information may include written and oral reports, and shall be exclusively provided to Southeastern for internal use within Southeastern. SAMI shall not provide investment research to any third parties. Southeastern shall retain final investment discretion regarding each of its clients portfolios, and SAMI shall have no authority to execute trades on behalf of Southeastern clients. SAMI and its personnel shall comply with all of Southeastern and SAMIs policies and procedures, as well as SEC and FSA rules, in providing investment research services hereunder.

B.	PERIODIC CLIENT SERVICE AND
MARKETING ACTIVITIES. Periodically, Southeastern may request that SAMI personnel attend meetings or have telephone conversations with Southeastern clients for the purpose of reporting on investments in a Southeastern clients portfolio, and SAMI personnel shall attend such meetings or handle such calls as Southeastern may request. In addition, Southeastern may request that SAMI personnel attend meetings or participate in telephone conversations with prospective
Southeastern clients, to report on Southeasterns investment process and philosophy, and SAMI personnel shall provide such services as requested by Southeastern.
Any such client services or promotional activities carried out on Southeasterns behalf will be handled in accordance with Southeastern and SAMIs policies and procedures, as well as SEC and FSA rules.

C.	CUSTOMER CONTRACTS. In the event
Southeastern elects to provide investment management services to a client contacted by SAMI, Southeastern shall enter into all relevant contracts directly with such clients, and SAMI shall not enter any such contracts.

SECTION 2 	FEES

For the provision of the services set our herein:

A.	Southeastern shall pay SAMI, and SAMI agrees
to accept, in full consideration of the services provided hereunder an annual aggregate fee of US ten million dollars
($10,000,000).

B.	No Southeastern client, including any
series of Longleaf, shall be directly responsible for any fees or expenses due to SAMI hereunder. All such fees and expenses shall be paid solely and directly by Southeastern.

SECTION 3	TERM AND TERMINATION

A.	Subject to prior termination as provided in subparagraph
(C) of this Section 3, this Agreement shall continue in force until October 31, 2008, and indefinitely thereafter, but only so long as the continuance after such period shall be specifically approved at least annually by a vote of the Longleaf Board of Trustees, or by vote of a majority of the outstanding voting securities of each series of Longleaf.

B.	This Agreement may be modified by mutual
consent of the parties, subject to the provisions of Section
15 of the 40 Act, as modified by or interpreted by any applicable order or orders of the SEC, or any rules or regulations adopted by, or interpretative releases or no-action letters of, the SEC.

C.	Southeastern may, at any time and without any
prior written notice to the other parties to this Agreement and the Board of Trustees of Longleaf, terminate this Agreement without payment of any penalty. Longleaf may at any time on sixty (60) days prior written notice to the parties to this Agreement, terminate this Agreement as it relates to Longleaf, without payment of any penalty, by action of the Board of Trustees of each series of Longleaf, or by vote of a majority of each series outstanding voting securities. This
Agreement shall terminate automatically in the event of its assignment as that term is interpreted by the staff of the SEC.

SECTION 4	CONDITIONS PRECEDENT

A.	This Agreement shall become effective only after
SAMI has been authorized by the FSA to perform the regulated activities of advising on investments and arranging deals in investments, has been registered with the SEC under the Investment Advisers Act of 1940, and any SAMI personnel required to pass Training and Competence exams under FSA regulations have done so.

B.	This Agreement and the terms of any continuance
or modification of this Agreement must have been approved by the vote of a majority of the Board of Trustees of each series of Longleaf who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.



Southeastern Asset Management, Inc.
a Tennessee corporation

By: _________________________
Name: ______________________
Title:_________________________


Southeastern Asset Management International (UK) Ltd.
a UK limited corporation
By:____________________________
Name:__________________________
Title:__________________________



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